UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13G
                  (RULE 13d - 102)

Information to be included in statements filed pursuant to
13d-1(b), (c) and (d) and amendments thereto filed pursuant to
13d-2(b)
(Amendment No.     )*

Jones Cable Income Fund 1-B, Ltd.
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

480090208
(CUSIP Number)

Myron Kaplan, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 18, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 8 pages)
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Madison/AG Partnership Value Partners II, a
          Delaware partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          4,142

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          4,142

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          4,142

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.9378%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)

          ISA Partnership Liquidity Investors, LLC, a
          Delaware limited liability company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5    SOLE VOTING POWER

          440

6    SHARED VOTING POWER

          0

7    SOLE DISPOSITIVE POWER

          440

8    SHARED DISPOSITIVE POWER

          0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          440

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          .5245%

12   TYPE OF REPORTING PERSON*

          OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-10
(INCLUDING THE CERTIFICATION IN ITEM 10(a) or 10(b) AS
APPLICABLE), AND THE SIGNATURE ATTESTATION.

ITEM 1(a).Name of Issuer:

          Jones Cable Income Fund 1-B, Ltd. ("Issuer")

Item 1(b).Address of Issuer's Principal Executive Offices:

          9697 East Mineral Avenue
          P.O. Box 3309
          Englewood, Colorado 80155-3309

Item 2(a).  Name of Persons Filing:

          The names of the persons filing this statement on
     Schedule 13G are: Madison/AG Partnership Value Partners II, a Delaware partnership ("AG II"), and its wholly-owned subsidiary Madison Partnership Liquidity Investors 30, LLC, a Delaware limited liability company ("MPLI 30" and together with AG II, "Madison"), and ISA Partnership Liquidity Investors, LLC, a Delaware limited liability company ("ISA").

          The controlling partner of AG II is Madison Realty Partners IV, LLC, a Delaware limited liability company of which Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), is the controlling Member.

          The controlling Members of MAIP are The Harmony Group II, LLC, a Delaware limited liability company of which Bryan E. Gordon is the Managing Member, and First Equity Realty, LLC, a New York limited liability company of which Ronald M. Dickerman is the Managing Member.

          The Managing Member of ISA is Madison Realty
     Partners 7, LLC, a Delaware limited liability company of which MAIP is the Managing Member.

Item 2(b).Address of Principal Business Office or, if None,
          Residence:

     The business address of AG II, MPLI 30, Ronald M.
     Dickerman and ISA is 555 Fifth Avenue, 9th Floor,
     New York, New York 10017.

     The business address of MAIP and Bryan E. Gordon is P.O.
     Box 7533, Incline Village, Nevada 89452.

Item 2(c).Citizenship:

     See Item 2(a) above.

Item 2(d).Title of Class of Securities

     Limited Partnership Interests ("Interests").

Item 2(e).CUSIP Number:  480090208

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

     (a) Broker or dealer registered under Section 15 of the Exchange Act.

     (b) Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) Investment company registered under Section 8 of the Investment Company Act.

     (e)     An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E).

     (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

     (i)     A church plan that is excluded from the
             definition of an investment company under
             Section 3(c)(14) of the Investment Company Act;

     (j)     Group, in accordance with Rule
             13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: The reporting persons own an aggregate of 4,582 Interests.

     (b) Percent of class: Madison has beneficial ownership of 4,142 Interests constituting 4.9378% of all outstanding Interests (4,136 of the Interests beneficially owned by Madison are held by MPLI 30, constituting 4.9306% of all outstanding Interests). ISA has beneficial ownership of 440 Interests constituting .5245% of all of the outstanding Interests. Together, the reporting persons have beneficial ownership of 5.4623% of all of the outstanding Interests.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

             Madison has sole power to vote or direct the vote of 4,142 Interests.

             ISA has sole power to vote or direct the vote of 440 Interests.

          (ii)  Shared power to vote or to direct the vote

             Not applicable.

          (iii)  Sole power to dispose or to direct the
          disposition of

             Madison has sole power to dispose or direct the disposition of 4,142 Interests.

             ISA has sole power to dispose or direct the disposition of 440 Interests.

          (iv) Shared power to dispose or to direct the disposition of

             Not Applicable.

          In accordance with rule 13d-1(k), the reporting persons have executed a Joint Filing Agreement annexed hereto as Exhibit A.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Item 4(b) above.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below each of the undersigned hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 28, 1998

                    MADISON/AG PARTNERSHIP VALUE PARTNERS II

                    By: Madison Realty Partners IV,
                         as General Partner

                    By: Madison Avenue Investment Partners,
                         LLC, as Member


                         By:/s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director


                    ISA PARTNERSHIP LIQUIDITY INVESTORS, LLC

                    By: Madison Realty Partners 7, LLC,
                         as Managing Member

                    By: Madison Avenue Investment Partners,
                         as Managing Member


                         By:/s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director
                      EXHIBIT A

               JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on
Schedule 13G with respect to the Limited Partnership Interests of Jones Cable Income Fund 1-B, Ltd., dated August 28, 1998 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of:  August 28, 1998

                    MADISON/AG PARTNERSHIP VALUE PARTNERS II

                    By: Madison Realty Partners IV,
                         as General Partner

                    By: Madison Avenue Investment Partners,
                         LLC, as Member


                         By:/s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director


                    ISA PARTNERSHIP LIQUIDITY INVESTORS, LLC

                    By: Madison Realty Partners 7, LLC,
                         as Managing Member

                    By: Madison Avenue Investment Partners,
                         as Managing Member


                         By:/s/ Ronald M. Dickerman
                              Ronald M. Dickerman
                              Managing Director